SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

_____________________________

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NO. 1-12534

_____________________________

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

_____________________________

NEWFIELD EXPLORATION COMPANY
 363 NORTH SAM HOUSTON PARKWAY EAST
 SUITE 100
 HOUSTON, TEXAS 77060
 (281) 847-6000
 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	13

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Participants and Plan Administrator of the
      Newfield Exploration Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Newfield Exploration Company 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 11, 2010

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008

Assets
Investments, at fair value (Note 3)	$71,558,195	$44,594,499
Cash	73,224	—
Dividend receivable	20,569	8,665

Total assets	71,651,988	44,603,164

Net assets available for benefits, at fair value	71,651,988	44,603,164

Adjustment from fair value to contract value for interest in collective
trust relating to fully benefit-responsive investment contracts	(88,350)	436,947

Net assets available for benefits	$71,563,638	$45,040,111

2.

See accompanying Notes to Financial Statements.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009

Additions to net assets attributed to:
Investment income
Interest and dividends	$743,245

Contributions
Company	5,513,834
Participant	7,266,935
Rollovers	384,341
13,165,110

Net appreciation in fair value of investments (Note 3)	15,670,321

Total additions	29,578,676

Deductions from net assets attributed to:
Benefit payments	3,359,287
Administrative charges	13,203
Total deductions	3,372,490

Increase in net assets before transfers	26,206,186
Transfers to the Plan (Note 10)	317,341
Increase in net assets available for benefits after transfers	26,523,527

Net assets available for benefits:
Beginning of year	45,040,111

End of year	$71,563,638

3.

See accompanying Notes to Financial Statements.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Newfield Exploration Company 401(k) Plan (the “Plan”) contains general information for financial reporting purposes.  A summary plan description is provided to participants explaining general Plan provisions.  The Plan agreement, however, governs the operation of the Plan, and its terms prevail in the event of a conflict with any summary of the Plan.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan adopted effective as of January 1, 1989.  Generally, all employees of Newfield Exploration Company (the “Company”) and certain of its affiliates, other than certain employees covered by collective bargaining agreements, leased employees and nonresident aliens, are eligible to participate in the Plan.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions:  Participants may contribute up to 30% of their eligible compensation (as defined in the Plan agreement) on a per pay period basis.  The Company will make a matching contribution, also on a per pay period basis, in an amount equal to $1.00 for each $1.00 contributed by a participant as described in the preceding sentence, up to a maximum of 8% of the participant’s compensation for the applicable pay period contribution.  The Plan allows certain eligible participants to make catch-up contributions in accordance with Internal Revenue Service regulations.  The Company does not match catch-up contributions.  The foregoing participant and Company matching contributions are subject to certain limitations.

Participants may also rollover certain amounts representing distributions from other qualified plans and individual retirement accounts.  Participants may direct the amounts contributed to their accounts into any of the investment options available under the Plan including the Company’s common stock.

Participant Accounts:  Each participant has an account that is credited (or debited) with the participant’s contributions, allocations of the Company’s matching contributions and Plan earnings (or losses) and is, at times, charged with an allocation of Plan administrative expenses based on the participant’s earnings or account balances (as defined in the Plan agreement).  Earnings (or losses) are allocated to participant accounts based on the earnings (or losses) of investment funds chosen by each participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:  Participants are immediately vested in their own contributions plus actual earnings thereon.  Effective July 26, 2007 all current and new participants are 100% vested in Company matching contributions immediately. Prior to July 26, 2007 participants vested 20% for each year of service and were fully vested after five years of service. An active participant is entitled to 100% of his or her account balances upon death, disability or reaching age 65.

Benefit Payments:  Upon termination of service, a participant is entitled to receive the vested portion of his or her accounts.  A participant may elect to receive such vested portion in the form of a lump sum payment or installment payments.  A participant may also elect to receive distributions in the form of Company common stock, to the extent the participant is invested therein.  Distributions are subject to the applicable provisions of the Plan agreement.

Participant Loans:  A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balances.  The loan will bear interest at a rate commensurate with market rates for similar loans.

Expenses:  The Company pays certain administrative expenses.

Forfeitures:  Forfeitures resulted from Company matching contributions that remain in the Plan following the termination of employment of participants who had less than 100% vested interests in the Company matching contribution portions of their accounts. Forfeitures are used first to reinstate participant accounts, as applicable, then to pay Plan expenses that otherwise would be payable by the Company in accordance with the Plan agreement, if any, and finally to offset the Company’s matching contributions.  At December 31, 2009 and 2008, forfeitures of $16,180 and $49,598 respectively, were available. In 2009, the Company’s matching contributions were offset by $60,831 from forfeited non-vested accounts.

4.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Estimates:  The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the individual participant account balances.

Payment of Benefits:  Benefits are recorded when paid.

Investment Valuation and Income Recognition:  The Plan's investments are stated at fair value.  See Note 4, “Fair Value Measurements,” for a detailed discussion.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Recent Accounting Pronouncements:  The Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) “Fair Value Measurements and Disclosures:  “Investments in Certain Entities That Calculate Net Asset Value (“NAV”) per Share (or Its Equivalent)” was issued in September 2009.  This ASU provides guidance on using the NAV per share provided by investees to estimate the fair value of an alternative investment.  This ASU is effective for periods ending after December 15, 2009.  The adoption of the provisions of this update did not impact the Plan’s financial statements.

In May 2009, subsequent event accounting standards were issued by the FASB, establishing the accounting of and disclosure standards for events that occur after the balance sheet date but before financial statements are issued or available to be issued.  An amendment was issued in February 2010 which clarified which entities are required to evaluate subsequent events and the scope of the disclosure requirements related to subsequent events.  The adoption of this accounting standard did not impact the Plan’s financial statements.

In April 2009, the FASB issued guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and guidance on identifying circumstances that indicate a transaction is not orderly.  The provisions of this guidance are effective for periods after June 15, 2009.  The adoption of this guidance did not impact the Plan’s financial statements.

In January 2010, the FASB issued a standard to improve disclosures about fair value measurements. Certain provisions to the standard are effective for reporting periods beginning after December 15, 2009, while other provisions are effective for periods beginning after December 15, 2010.

5.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE 3 – INVESTMENTS

Investments representing 5% or more of the Plan’s net assets at December 31 are as follows:

	2009	2008
Investments at fair value based on quoted market prices:
Newfield Exploration Company Common Stock
(178,779 and 187,170 shares in 2009 and 2008, respectively)*	$8,622,511	$3,696,608
American Beacon Large Cap Value Institutional Fund	4,654,651	3,279,836
Harbor Bond Fund	—	2,578,763
Harbor Capital Appreciation Fund	3,605,264	2,285,708
Schwab S&P 500 Index Fund*	5,123,420	—
PIMCO Total Return Fund	3,765,990	—
Schwab Institutional Select S&P 500 Fund*	—	3,859,071
T. Rowe Price Retirement 2010	4,176,022	2,650,085
T. Rowe Price Retirement 2030	6,175,787	3,129,096
Vanguard Total International Stock Index Fund	4,427,986	2,797,779
Investments at contract value:
Schwab Stable Value Fund*	12,804,360	9,437,290
_________
* Party-in-interest transaction (see Note 6)

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$9,321,611
Stable value fund	324,791
Company common stock	5,610,744
Other	413,175

$15,670,321

6.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE 4 – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted the authoritative guidance that applies to all financial assets and liabilities required to be measured and reported on a fair value basis. Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. Fair value focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability.

The guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1: unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2: quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, interest rates, credit risk, etc. that are determined for an asset, either directly or indirectly, based on independent market data.

Level 3: significant unobservable inputs for the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value, except for the stable value fund which is measured at contract value:

Common stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Stable value fund: Valued at contract value and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Loans to participants: Valued at historical cost, which approximates fair value.

7.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE 4 – FAIR VALUE MEASUREMENTS – (Continued)

The following tables summarize the valuation of the Plan’s assets by pricing levels:

	Level 1	Level 2	Level 3	Total

As of December 31, 2009
Company common stock	$8,622,511	$—	$—	$8,622,511
Money market funds	191	—	—	191
Mutual funds:
Target-date funds	14,078,943	—	—	14,078,943
Large company funds	13,383,335	—	—	13,383,335
Mid company funds	4,561,379	—	—	4,561,379
Small company funds	3,897,390	—	—	3,897,390
International funds	6,111,490	—	—	6,111,490
Fixed income funds	3,884,704	—	—	3,884,704
Total mutual funds	45,917,241	—	—	45,917,241
Stable value fund	—	12,892,710	—	12,892,710
Self directed brokerage accounts	2,766,666	—	—	2,766,666
Loans to participants	—	—	1,358,876	1,358,876
Total investments at fair value	$57,306,609	$12,892,710	$1,358,876	$71,558,195

As of December 31, 2008
Common stock	$3,696,608	$—	$—	$3,696,608
Money market funds	34,224	—	—	34,224
Mutual funds	29,174,859	—	—	29,174,859
Stable value fund	—	9,000,343	—	9,000,343
Self directed brokerage accounts	1,746,226	19,792	—	1,766,018
Loans to participants	—	—	922,447	922,447
Total investments at fair value	$34,651,917	$9,020,135	$922,447	$44,594,499

The following table provides a reconciliation of beginning and ending balances of assets measured at fair value on a recurring basis where the determination of fair value includes significant unobservable inputs (Level 3):

Rollforward of Level 3 Measurements	Loans to Participants

Balance at January 1, 2009	$922,447
Net issuances and repayments	436,429
Balance at December 31, 2009	$1,358,876

8.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE 5 – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan has interests in a Stable Value Fund that has investments in traditional guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“Synthetic GICs”) as well as short and intermediate-term fixed income investments.  As described in Note 2 above, because the GICs and Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of such an event is probable.

The average yield earned by the Stable Value Fund for the year ended December 31, 2009 was 2.65% and the average yield earned to reflect the actual interest rate credited to participants for the year ended December 31, 2009 was 3.06%.

As of December 31, 2009, the contract value of the Stable Value Fund was $12,804,360 as compared to its fair value of $12,892,710.  An adjustment of $88,350 has been made to the Statement of Net Assets Available for Benefits to reflect contract value.  As of December 31, 2008, the contract value of the Stable Value Fund was $9,437,290 as compared to its fair value of $9,000,343.  An adjustment of $436,947 was made to the Statement of Net Assets Available for Benefits to reflect contract value.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others.  The Plan has entered into exempt transactions with parties-in-interest as of December 31, 2009 and 2008 and for the year ended December 31, 2009.   Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. (collectively referred to as “Schwab”) were trustee and recordkeeper, respectively, of the Plan from January 1, 2009 through December 31, 2009.  Plan investments in funds offered by Schwab qualify as party-in-interest investments.  Total assets invested in these funds were $17,927,971 at December 31, 2009 and $13,330,585 at December 31, 2008.  In addition, the self-directed brokerage accounts of $2,766,666 and $1,766,018 at December 31, 2009 and 2008, respectively, were handled by Schwab.  During 2009, the Plan paid a total of $13,203 in administrative fees to Schwab that qualify as a party-in-interest transaction.

Other party-in-interest investments held by the Plan include Company common stock totaling $8,622,511 (178,779 shares) and $3,696,608 (187,170 shares) at December 31, 2009 and 2008, respectively, and participant loans totaling $1,358,876 and $922,447 at December 31, 2009 and 2008, respectively.

As detailed above, the Plan has significant holdings of Company common stock.  As a result, the values of the Plan’s investments may be materially impacted by the changes in fair value related to this security.

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan is terminated, participants will become 100% vested in their accounts and the Plan’s assets will be distributed in accordance with the terms of the Plan agreement.

NOTE 8 – TAX STATUS

The Internal Revenue Service has determined by a letter dated January 21, 2005 that the Plan, which is a prototype plan, is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Thus, no provision for federal income taxes is included in the Plan’s financial statements.

9.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE 9 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2009	2008
Net assets available for benefits per the financial statements	$71,563,638	$45,040,111
Adjustment from contract value to fair value for fully benefit-responsive contracts	88,350	(436,947)
Net assets available for benefits per Form 5500	$71,651,988	$44,603,164

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2009:

Increase in net assets available for benefits per the financial statements	$26,523,527
Adjustment to reflect fair value adjustment for 2009 related to benefit-responsive contracts	525,297
Increase in net assets available for benefits per Form 5500	$27,048,824

NOTE 10 – TRANSFERS TO THE PLAN

An amount of $317,341 was transferred to the Plan in December 2009.  This is the over-funded balance from the Company's terminated defined benefit plan (after all participant distributions were made).  The Plan met the criteria for a “qualified replacement plan.” The funds have been credited to a suspense account and will be used to pay reasonable administration expenses.  The IRS has also ruled that the transferred amount may be used to offset profit sharing contributions, but not matching contributions, and must be used within a seven year plan period, beginning the year of the transfer.

10.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047
Plan Number	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Mutual Funds

	American Beacon	American Beacon Lg Cap Val Instl	#	$4,654,651

*	Charles Schwab	Schwab Instl Select S&P 500	#	5,123,420

	Columbia	Columbia Small Cap Val II	#	1,071,708

	Columbia	Columbia Strategic Income Z	#	118,714

	First American Investment Funds	First American Mid Cap Value Class A	#	1,502,760

	Harbor	Harbor Capital Appreciation	#	3,605,264

	Nicholas-Applegate	Nicholas-Applegate US Mini Cap
		Growth	#	362,621

	PIMCO	PIMCO Total Return Fund	#	3,765,990

	Rainier	Rainier Small / Mid Cap Equity Instl	#	3,058,619

	T Rowe Price	T Rowe Price Retirement 2010	#	4,176,022

	T Rowe Price	T Rowe Price Retirement 2020	#	964,192

	T Rowe Price	T Rowe Price Retirement 2030	#	6,175,787

	T Rowe Price	T Rowe Price Retirement 2040	#	620,384

	T Rowe Price	T Rowe Price Retirement 2050	#	404,156

	T Rowe Price	T Rowe Price Retirement Income	#	1,738,402

	UMB Scout	Scout International Fund	#	1,683,504

	Vanguard	Vanguard Total Intl Stock Index	#	4,427,986

	Vanguard	Vanguard Small Cap Growth Fund	#	2,463,061
				45,917,241
	Common Stock

*	Newfield Exploration Company	Common Stock (178,779 shares)	#	8,622,511

11.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (Continued)
December 31, 2009

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047
Plan Number	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Common / Collective Fund

*	Charles Schwab	Schwab Stable Value Fund	#	12,804,360

	Money Market Fund

*	Stock Liquidity 5	Schwab Money Market Fund	#	191

	Self-Directed Account

*	Charles Schwab	Personal Choice Account-	#	2,766,666
		Self-Directed Brokerage Accounts

	Participant Loans

*	Participant Loans	$1,358,876 principal amount
		Interest rates ranging from 4.25%
		to 9.25% maturing through 2018	-0-	1,358,876

	Cash	Cash	-0-	73,224

				$71,543,069
________
* - Denotes party-in-interest
# - Investments are participant-directed, therefore, cost information is not required.

12.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN

Date: June 11, 2010	By: /s/ TERRY W. RATHERT
Terry W. Rathert
Plan Administrator

13.

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP

  14.